

Mail Stop 7010

May 4, 2006

via U.S. mail and Facsimile

Thomas L. Collins
Chief Executive Officer
World Waste Technologies, Inc.
13520 Evening Creek Drive, Suite 130
San Diego, California 92128

> **Re: World Waste Technologies, Inc.**
> **Form 10-KSB for the years ended December 31, 2005 and**
> **December 31, 2004**
> **Form 10-QSB for the quarters ended June 30, 2005 and**
> **March 31, 2005, and September 30, 2004**
> **File No. 000-30489**

Dear Mr. Collins:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended December 31, 2005</u>

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. With the

exception of comments below that specifically request an amendment, these revisions may be included in your future filings.

2.   We note that the signature page does not contain the date the Form 10-KSB was signed by your officers and directors. Please amend the report in order to include a correctly dated and signed report.

The Taormina Agreement, page 4

3.   Please tell us about the present status of the Taormina agreement and your attempts to renegotiate the agreement given that Taormina Industries has the right to terminate the agreement if you have not completed all permitting, approvals and construction of the facility by April 8, 2006. Please also tell us when you expect to complete the construction of the facility.

Item 5. Market for Common Equity and Related Stockholder Matters, page 7

4.   Revise this section to include all the information required by Item 701 of Regulation S-B, including information regarding the persons or groups the securities were sold to, the exemption relief upon for the sale and the facts to support such exemption.

5.   We note the statement that you have 24,686,236 common shares outstanding and approximately 866 shareholders of record, "not including holders who hold their stock in 'street name'." Please clarify whether the amount of common shares disclosed is the total amount of common shares outstanding, regardless of whether or not those shares are held of record or in street name.

Liquidity and Capital, page 14

6.   We note your response to prior comment 21. Given that you have disclosed several long-term debt obligations applicable to the company, your statement that you have "no long-term debt obligations…, except for…" is confusing. Please remove such a statement from future filings in order to more clearly discuss the company's obligations.

Factors that May Affect Future Results and Market Price of Our Stock, page 16

7.   We note your response to prior comment four, however, it appears throughout this section that you continue to state you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

8.   Please include a risk factor discussing the fact that the company received a going concern opinion from its auditors.

We may be unable to repay our indebtedness when it becomes due, page 18

9.   Revise to disclose the interest rate and the approximate amount of quarterly interest payments.

The holders of our shares of preferred stock have certain rights…, page 24
Redemption, page 25

10.   Disclose the date upon which the Series A Preferred Shares become redeemable.

Item 8A. Controls and Procedures, page 26

11.   We note your responses to prior comments 51-54. These comments stated you should amend your Form 10-K for the year ended December 31, 2004 and Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. Please amend these filings as requested.

12.   Please confirm to us, and in future filings revise to clarify, if true, that your officers concluded that your controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and your chief financial officer, to allow timely decisions regarding required disclosure.

Part III

13.   We note your response to prior comments 30-33. We also note that you filed a Form 12b-25 on May 1, 2006 stating that you intend to amend your Form 10-K to include the information required in Part III. Please provide us with the revised disclosure you intend to include in your Form 10-K. We may have further comments based upon your response.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

14.   Please make arrangements with your auditors to include a signed audit report in an amendment to your 10-KSB. See Rule 2-02 of Regulation S-X.

Consolidated Balance Sheet, page F-3

15.   Please reconcile the change in the fair value of the warrant liability expense of $385,962 recognized in your statement of operations with the value of the warrant liability in your balance sheet of $144,783. Please provide us with the computation and the related assumptions used to compute the change in the fair value of your warrant liability. Please also reference the authoritative accounting literature that you relied upon. Please refer to SFAS 133 and EITF 00-19.

Consolidated Statements of Operations, page F-4

16.   Since the redeemable stock is treated as a liability in your balance sheet, please tell us why you have not included the preferred stock dividend and amortization of beneficial conversion feature line item up in the same area of your statement of operations as the interest income (expense) line item. Otherwise, amend your statement of operations accordingly.

Consolidated Statement of Stockholders' Equity, page F-5

17.   The amortization of stock options and warrants of $403,713 in 2005 appears low based on the 12 to 60 month terms of the warrants and the fair values of the warrants disclosed in notes 9, 10 and 11 for 2004 and 2005 that total over $3,800,000. Please provide us with a computation of the amortization expense recognized for each series of warrants issued in conjunction with common stock, convertible preferred stock, senior secured debt financings and other financings. Please also provide us with a summary of the related assumptions.

Consolidated Statements of Cash Flows, page F-6

18.   In your statements of cash flows, you disclose net cash used in investing activities of $11,627,966 in 2005. However, net fixed assets increased by $12,037,232 from $4,998,869 in 2004 to $17,036,101 in 2005. Please reconcile the $409,266 difference between the amount of cash invested in fixed assets in 2005 and the change in your balance sheet fixed assets accounts.

Note 9 – Senior Secured Debt, page F-18
Note 10 – Series A Cumulative Convertible Participating Preferred Stock, page F-19
Note 11 – Shareholder's Equity, page F-20

19.   We have reviewed your response to our previous comment 43 and your disclosures under stock-based compensation caption on page F-9, in Note 9 on page F-18, in Note 10 on page F-19 and in Note 11 on page F-20. The accounting literature cited to support your volatility assumptions related to your options and warrants does not appear relevant since the guidance in SFAS 123 has been

superceded by SFAS 123 (R), paragraph A43 of SFAS 123 (R) relates to non-public companies and Staff Accounting Bulletin 107, question 6 of D1, applies to non-public companies or newly public companies. Furthermore, the guidance in question 6 of D1 of Staff Accounting Bulletin states that volatility may be based on the volatility of similar entities and that similarity is based on industry, stage of life cycle, size and financial leverage of such other entities. Given that several years of historical volatility exist for your common stock, you do not appear to be a newly public company. In addition, the 14 companies that you selected to compute the historical volatility are not similar to you in terms of their stage of life cycle, size or financial leverage. More specifically, 10 of the 14 companies are large, established profitable companies with market capitalizations in excess of $1 billion and little or moderate financial leverage. The other four companies are established profitable entities with moderate financial leverage and average market capitalizations in excess of $300 million. You, on the other hand, according to your own disclosures are a small, start-up entity with high financial leverage and limited financial resources. Please tell us why you have not used your own historical volatility to determine the value of your warrants or cite for us other relevant applicable accounting literature.

20.   Please tell us how you computed the beneficial conversion feature for each of your convertible preferred stock issuances, including the assumptions used to compute the beneficial conversion feature.

Certifications

21.   It appears that certifications filed and furnished with the Form 10-KSB have not been properly dated. Please amend the Form 10-KSB in its entirety and include properly dated and signed certifications as required.

22.   Please note that Item 601(b)(31) states that the certification must be provided exactly as stated therein. See also Release No. 34-46427 (August 28, 2002). Revise your certifications accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Thomas Collins
World Waste Technologies, Inc.
May 4, 2006
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions regarding the financial statements and related matters. You may contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Lawrence Schnapp, Esq.
        Troy & Gould Professional Corporation
        1801 Century Park East, Suite 1600
        Los Angeles, California 90067